                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 SCHEDULE 14D-1
                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                              STARRETT CORPORATION
                           (Name of Subject Company)

                            STARTT ACQUISITION, INC.
                            STARTT ACQUISITION, LLC
                                   (Bidders)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)
                                   885-677-11
                     (CUSIP Number of Class of Securities)

                              JONATHAN I. MAYBLUM
                            STARTT ACQUISITION, INC.
                        C/O LAWRENCE RUBEN COMPANY, INC.
                         600 MADISON AVENUE, 20TH FLOOR
                            NEW YORK, NEW YORK 10022
                           TELEPHONE: (212) 980-0910

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidder)

                                   Copies To:
                             JOEL I. PAPERNIK, ESQ.
                  SQUADRON, ELLENOFF, PLESENT & SHEINFELD, LLP
                                551 FIFTH AVENUE
                            NEW YORK, NEW YORK 10176
                           TELEPHONE: (212) 661-6500

                           CALCULATION OF FILING FEE

TRANSACTION VALUATION*                                  AMOUNT OF FILING FEE

  $76,696,760.00                                              $15,339.35

* Estimated for purposes of calculating the amount of filing fee only. The amount assumes the purchase of 6,260,960 shares of common stock, par value $1.00 per share, at a price per Share of $12.25 in cash. Such number of Shares represents all of the Shares outstanding as of October 16, 1997.

__ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee as previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  None.
Form or Registration No.:  Not applicable.
Filing Party:  Not applicable.
Date Filed:  Not applicable.

                                Page 1 of  8
                       Exhibit Index Begins on Page 8

CUSIP No. 885-677-11                   14D-1

         1) Names of Reporting Persons, I.R.S. Identification Nos. of Above Persons (entities only)

                   Startt Acquisition, Inc.       Employer Tax Id:  13-397-0392
                  -------------------------------------------------------------

         2)       Check the Appropriate Box if a Member of a Group
                  (See Instructions)

                  (a) ________________________________________________________
                  (b)                 X
                      ________________________________________________________

         3)       SEC Use Only _______________________________________________

         4)       Sources of Funds (See Instructions)           AF, OO
                                                     --------------------------

         5)       Check if Disclosure of Legal Proceedings is Required
                  Pursuant to Items 2(e) or 2(f)
                                                -------------------------------

         6)       Citizenship or Place of Organization             New York
                                                      -------------------------

         7)       Aggregate Amount Beneficially Owned by Each
                  Reporting Person           3,317,211
                                     ---------------------------

         8)       Check if the Aggregate Amount in Row (7) Excludes
                  Certain Shares (See Instructions) __________________________

         9)       Percent of Class Represented by Amount in Row (7)     53.0%
                                                                   -----------

         10)      Type of Reporting Person (See Instructions)             CO
                                                             -----------------

CUSIP No. 885-677-11                   14D-1


         1) Names of Reporting Persons, I.R.S. Identification Nos. of Above Persons (entities only)

                       Startt Acquisition, LLC   Employer Tax Id:  13-397-0393
                  _____________________________________________________________

         2)       Check the Appropriate Box if a Member of a Group
                  (See Instructions)
                  (a) _________________________________________________________
                  (b)                 X
                      ---------------------------------------------------------

         3)       SEC Use Only ________________________________________________

         4)       Sources of Funds (See Instructions)           AF, OO
                                                      ________________________


         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f) _____________________________

         6)       Citizenship or Place of Organization       Delaware
                                                       _______________________

         7)       Aggregate Amount Beneficially Owned by Each Reporting
                  Person                              3,317,211
                         -----------------------------------------------------

         8) Check if the Aggregate Amount in Row (7) Excludes Certain Shares (See Instructions) __________________________________

         9)       Percent of Class Represented by Amount in Row (7)     53.0%
                                                                     ---------

         10)      Type of Reporting Person (See Instructions)           OO
                                                             -----------------

                                  TENDER OFFER

         This Tender Offer Statement on Schedule 14D-1 relates to the offer by Startt Acquisition, Inc., a New York corporation ("Purchaser"), to purchase all outstanding shares of common stock, par value $1.00 per share (collectively, the "Shares"), of Starrett Corporation, a New York corporation, at $12.25 per Share, net to the seller in cash, on the terms and subject to the conditions set forth in the Offer to Purchase dated October 23, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a) (1) and (a) (2), respectively (which, as amended or supplemented from time to time, together constitute the "Offer"). The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

ITEM 1.  SECURITY AND SUBJECT COMPANY

         (a) The name of the subject company is Starrett Corporation, a New York corporation (the "Company"). The address of the Company's principal executive offices is One Park Avenue, New York, New York 10016.

         (b) The information set forth in the Introduction of the Offer to Purchase is incorporated herein by reference.

         (c) The information set forth in Section 6--"Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND

         (a)-(d), (g) This Statement is filed by Purchaser and Startt Acquisition, LLC, a Delaware limited liability company ("Parent"). The information set forth in the Introduction, in Section 8--"Certain Information Concerning Purchaser and Parent" and in Schedules I and II to the Offer to Purchase is incorporated herein by reference.

         (e)-(f) During the last five years, neither Parent nor Purchaser nor, to their knowledge, any of the persons listed in Schedules I and II to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY

         (a)-(b) The information set forth in Section 8--"Certain Information Concerning Purchaser and Parent," in Section 10--"Background of the Offer, Contacts with the Company" and in Section 11--"The Offer and Merger; Merger Agreement and Related Agreements" of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         (a)-(b) The information set forth in Section 9--"Sources and Amounts of Funds" of the Offer to Purchase is incorporated herein by reference. No plans or arrangements have been made to finance or repay any of the borrowings described in such Section.

         (c) Not applicable.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER

         (a)-(g) The information set forth in the Introduction, in the next-to-last and last paragraphs of Section 6--"Price Range of Shares; Dividends," in Section 10--"Background of the Offer; Contacts with the Company," in Section 11--"The Offer and Merger; Merger Agreement and Related Agreements," in Section 12-- "Purpose of the Offer and Merger; Plans for the Company" and in Section 13--"Effect of the Offer on the Market for the Shares; Exchange Act Registration; Margin Regulations" of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

         (a) - (b) The information set forth in Section 8--"Certain Information Concerning Purchaser and Parent," in Section 11--"The Offer and Merger; Merger Agreement and Related Agreements" and in Schedules I and II to the Offer to Purchase is incorporated herein by reference. In addition, Richard G. Ruben and Mark Lasry share control of the general partner of Avenue Investors L.P., which purchased 5,900 Shares on August 29, 1997 for $10.69 per Share and 5,000 additional Shares on such date for $10.71 per Share. Both purchases were effected through brokers.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES

         The information set forth in the Introduction, in Section 8--"Certain Information Concerning Purchaser and Parent," in section 9--"Sources and Amount of Funds," in Section 10--"Background of the Offer, Contacts with the Company," in Section 11--"The Offer and Merger; Merger Agreement," in Section 12 --"Purpose of the Offer and Merger; Plans for the Company," and in Section 14 --"Extension of Tender Period; Amendment; Termination" of the Offer to
Purchase is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

         The information set forth in the Introduction and in Section 17--"Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS

         The information set forth in Section 8--"Certain Information Concerning Purchaser and Parent" of the Offer to Purchase is incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION

         (a) The information set forth in the Introduction, in Section 8--"Certain Information Concerning Purchaser and Parent," in Section 10--"Background of the Offer; Contacts with the Company," in Section 11--"The Offer and Merger; Merger Agreement and Related Agreements" and in Section 12--"Purpose of the Offer and Merger, Plans for the Company" of the Offer to Purchase is incorporated herein by reference.

         (b)-(c) The information set forth in Section 12--"Purpose of the Offer and Merger, Plans for the Company" and in Section 16--"Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

         (d) The information set forth in Section 13--"Effect of the Offer on the Market for the Shares; Exchange Act Registration; Margin Regulations" and in Section 16--"Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

         (e) The information set forth in Section 10--"Background of the Offer; Contacts with the Company" and in Section 18--"Legal Proceedings" of the Offer to Purchase is incorporated herein by reference.

         (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a) (l) and (a)
(2), respectively, is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS

         (a) (1)  Offer to Purchase, dated October 23, 1997.

         (a) (2)  Letter of Transmittal.

         (a) (3)  Notice of Guaranteed Delivery.

         (a) (4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.


         (a) (5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

         (a) (6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

         (a) (7) Text of joint press release issued by the Company, Parent and Purchaser dated October 17, 1997.

         (a) (8) Form of Tombstone Adverstisement to be published in the Wall Street Journal, National Edition.

         (b) Financing Commitment Letter from Credit Suisse First Boston Mortgage Capital LLC, dated October 16, 1997, agreed to and accepted by Parent.

         (c) (1) Agreement and Plan of Merger dated as of October 16, 1997 by and between Purchaser and the Company.

         (c) (2) Shareholders Agreement dated as of October 16, 1997 among Paul Milstein, Henry Benach, Irving Fischer, Oded
                  Aboodi, the Company, Parent and Purchaser.

         (c) (3) Indemnity Agreement dated as of October 16, 1997, among Startt Acquisition, LLC and Startt Acquisition, Inc., and Paul Milstein, Henry Benach, Irving Fischer and Oded Aboodi, and certain persons and entities affiliated with them.

         (c) (4) Escrow Agreement among Purchaser, the Company and Proskauer Rose LLP.

         (c) (5)  Employment Agreement between the Company and Frank Ross, Sr.

         (c) (6)  Incentive Agreement between the Company and Irving R. Fischer.

         (c) (7) Purchaser's Consent to proposed severance agreement between the Company and Lewis Weinfeld.

         (d)      Not applicable.

         (e)      Not applicable.

         (f)      Not applicable.

                                   SIGNATURES

         After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 23, 1997


                                        STARTT ACQUISITION, INC.

                                        By : /s/ Jonathan I. Mayblum
                                             --------------------------------
                                                 Jonathan I. Mayblum
                                                 President


                                        STARTT ACQUISITION, LLC

                                        By : /s/ Jonathan I. Mayblum
                                            ---------------------------------
                                                 Jonathan I. Mayblum
                                                 President

                                 EXHIBIT INDEX

Exhibit  Description
-------  -----------
(a) (1)  Offer to Purchase, dated October 23, 1997.

(a) (2)  Letter of Transmittal.

(a) (3)  Notice of Guaranteed Delivery.

(a) (4)  Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a) (5)  Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a) (6)  Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a) (7) Text of joint press release issued by the Company, Parent and Purchaser dated October 17, 1997.

(a) (8)  Form of Tombstone Advertisement to be published in the Wall Street,
         Journal, National Edition.

(b)      Financing Commitment Letter from Credit Suisse First Boston Mortgage
         Capital LLC, dated October 16, 1997, agreed to and accepted by Parent.

(c) (1)  Agreement and Plan of Merger dated as of October 16, 1997 by and between Purchaser and the Company.

(c) (2)  Shareholders Agreement dated as of October 16, 1997 among Paul
         Milstein, Henry Benach, Irving Fischer, Oded Aboodi, the Company,
         Parent and Purchaser.

(c) (3)  Indemnity Agreement dated as of October 16, 1997, among Startt
         Acquisition, LLC and Startt Acquisition, Inc., and Paul Milstein,
         Henry Benach, Irving Fischer and Oded Aboodi, and certain persons and entities affiliated with them.

(c) (4)  Escrow Agreement among Purchaser, the Company and Proskauer Rose LLP.

(c) (5)  Employment Agreement between the Company and Frank Ross, Sr.

(c) (6)  Incentive Agreement between the Company and Irving R. Fischer.

(c) (7) Purchaser's Consent to proposed severance agreement between the Company and Lewis Weinfeld.

(d)      Not applicable.

(e)      Not applicable.

(f)      Not applicable.

                                       8